UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                                                                                                                                                                                                                                                         Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description PDMR Dealings & Option Grants dated 25 May 2022

.. 25 May 2022

Argo Blockchain PLC

('Argo' or 'The Company')

Grant and Exercise of Options and PDMR Dealings

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces that:

●       between 19 and 23 May 2022, certain directors purchased ordinary shares of £0.001 each in the capital of the Company ("Ordinary Shares") and American Depositary Receipts representing Ordinary Shares ("ADRs");

●       on 23 May 2022, Peter Wall and an employee of the Company exercised options ("Options") over a total of 1,595,000 Ordinary Shares;

●       on 23 May 2022, the Company granted Options over 500,000 Ordinary Shares to Raghav Chopra, a non-executive director of the Company; and

●       on 23 May 2022, the Company granted in aggregate Options over 4,350,000 Ordinary Shares to the Company's staff and employees.

Purchase of Shares/ADRs

Between 19 and 23 May the following directors purchased Ordinary Shares/ADRs:

PDMR / Person closely associated	Purchased	Weighted average price per Ordinary Share/ADR
Maria Perrella	6,000 ADRs	US$6.54 per ADR
Sarah Gow	20,000 Ordinary Shares	£0.4920 per Ordinary Share
Alex Appleton	39,415 Ordinary Shares	£0.4974 per Ordinary Share

Exercise of Options

On 23 May 2022, Peter Wall exercised Options over 430,000 Ordinary Shares at an exercise price of £0.070 per Ordinary Share. Currently, Peter Wall has no intentions to sell said Ordinary Shares. In addition, an employee of the Company exercised Options over 1,165,000 Ordinary Shares at an exercise price of £0.070 per Ordinary Share.

As a result of the above Options being exercised, the Company has issued in aggregate 1,595,000 new Ordinary Shares. The aggregate gross proceeds to the Company from this option exercise is £111,650. Application will be made for the new Ordinary Shares to be admitted to the standard segment of the Official List and to trading on the Main Market of the London Stock Exchange, and admission is expected to occur at 8:00 a.m. on 30 May 2022. The new Ordinary Shares will rank pari passu with the existing Ordinary Shares of the Company.

Grant of Options

On 23 May 2022, the Company granted Options as follows:

●       over 500,000 Ordinary Shares to Raghav Chopra, a non-executive director of the Company; and

●       over 4,350,000 Ordinary Shares to the Company's staff and employees.

The Options have an exercise price of between £0.490 and £0.506 (as determined in accordance with the rules of the relevant share option plan under which they were granted) and vest as follows: 6/36th of the Options vest on 23 November 2022 and thereafter 1/36th vest monthly such that 100% of the Options vest on 23 May 2025. As Raghav Chopra is a non-executive director of the Company, there are no performance conditions attached to the Options granted to him.

Enlarged Share Capital

Following admission of all of shares arising from the exercise of Options (which is expected to be on 30 May 2022), the total number of Ordinary Shares in issue will be 469,677,335 and the total number of voting rights will therefore be 469,677,335. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

PDMR Notifications

Share Purchases

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Maria Perrella
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	American Depositary Receipts in respect of Ordinary shares ("ADRs")
	Identification Code	US0401261047
b)	Nature of the transaction	Purchase of ADRs
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$6.54 per ADR	6,000 ADRs
d)	Aggregated information: · Aggregated volume · Price	6,000 ADRs US$6.54 per ADR
e)	Date of the transaction	19 May 2022
f)	Place of the Transaction	NASDAQ

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sarah Gow
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares
	Identification Code	GB00BZ15CS02
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.492	20,000 Ordinary Shares
d)	Aggregated information: · Aggregated volume · Price	20,000 Ordinary Shares £0.492 per Ordinary Share
e)	Date of the transaction	19 May 2022
f)	Place of the Transaction	London Stock Exchange

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alex Appleton
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary Shares
	Identification Code	GB00BZ15CS02
b)	Nature of the transaction	Purchase of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.4974	39,415 Ordinary Shares
d)	Aggregated information: · Aggregated volume · Price	39,415 Ordinary Shares £0.4974 per Ordinary Share
e)	Date of the transaction	23 May 2022
f)	Place of the Transaction	London Stock Exchange

Exercise of Options

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Wall
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary shares
	Identification Code	GB00BZ15CS02
b)	Nature of the transaction	Exercise of Options
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.070 per Ordinary Share	430,000 Ordinary Shares
d)	Aggregated information: · Aggregated volume · Price	430,000 Ordinary Shares £0.070 per Ordinary Share
e)	Date of the transaction	23 May 2022
f)	Place of the Transaction	Not on a trading venue

Grant of Options

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Raghav Chopra
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Options over ordinary shares
	Identification Code	GB00BZ15CS02
b)	Nature of the transaction	Grant of options over Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.490 per Ordinary Share	500,000 Ordinary Shares
d)	Aggregated information: · Aggregated volume · Price	Options over 500,000 Ordinary Shares £0.490 per Ordinary Share
e)	Date of the transaction	23 May 2022
f)	Place of the Transaction	Not on a trading venue

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations.  These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates.  Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future.  Forward-looking statements are not guarantees of future performance.  Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements.  In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement.  Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 May, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel